UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CARLOTZ, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

1142552108

(CUSIP Number)

Michael W. Bor

c/o Nona K. Massengill

Robert E. Spicer, Jr.

Williams Mullen

200 South 10th Street, Suite 1600

Richmond, VA 23219

804.420.6000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1142552108

1.	Name of Reporting Person Michael W. Bor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,378,372 (1)
	8.	Shared Voting Power 1,305,186 (2)
	9.	Sole Dispositive Power 10,378,372 (1)
	10.	Shared Dispositive Power 1,305,186 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,683,558 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (3)
14.	Type of Reporting Person IN

(1)	Consists of 8,914,303 shares of Class A common stock, 1,442,043 shares of Class A common stock issuable upon exercise of options and 22,026 shares of Class A common stock issuable upon vesting of restricted stock units.

(2)	Consists of 952,593 shares of Class A common stock held in trust by Katherine G. Bor, Trustee of the Michael W. Bor 2020 Irrevocable Family Trust dated October 16, 2020 (the “Family Trust”) and 352,593 shares of Class A common stock held in trust by Michael W. Bor, Trustee of the Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust dated October 16, 2020 (the “GRAT Trust”).

(3)	Calculations of percentage ownership in this Schedule 13D are based upon a total of 114,089,787 shares of Class A common stock outstanding as of March 11, 2022. The percentage ownership of Michael W. Bor also takes into account 1,442,043 shares of Class A common stock issuable upon the exercise of options to acquire shares of Class A common stock owned by Mr. Bor that are exercisable within 60 days.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the Reporting Person and relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of CarLotz, Inc. (the “Issuer”).  This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2021, (the “Existing Schedule 13D”).

Capitalized terms used in this Amendment No. 1 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

Item 2. Identity and Background

On March 15, 2022, the Reporting Person ceased to serve as Chairman of the Board of Directors (the “Board”) of the Issuer, and on March 16, 2022, the Reporting Person ceased to serve as the Issuer’s Chief Executive Officer and as a member of the Board.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person became the beneficial owner of more than 5% of the outstanding shares of Class A common stock upon his receipt of shares of Class A common stock and other securities of the Issuer, on the Closing, as part of the Merger and the other transactions described in Item 3.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Class A common stock by acquisition or purchase in the open market or in privately-negotiated transactions or otherwise. In addition, from time to time, the Reporting Person may determine, to the extent permitted by the lock-up arrangements (the “Lock-Up Arrangements”) set forth in the Registration Rights and Lock-Up Agreement, dated as of January 21, 2021, by and among the Issuer, Acamar Partners Sponsor I LLC (the “Sponsor”) and certain former shareholders of Former CarLotz, including the Reporting Person, the Family Trust and the GRAT Trust, (i) to dispose of all or a portion of the shares of Class A common stock (or securities exercisable for, exchangeable or convertible into shares of Class A common stock) that are beneficially owned by the Reporting Person and over which the Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law, to engage in hedging or pledging transactions with respect to the shares of Class A common stock or other securities of the Issuer. The Reporting Person may sell, purchase, hold, vote, trade, dispose of or otherwise deal in shares of Class A common stock or other equity, debt or other securities of the Issuer or its affiliates at times, and in such manner, as he deems advisable, to the extent permitted by the Lock-Up Arrangements and the transfer restrictions imposed by the instruments governing securities of the Issuer or by applicable law.

Except as set forth in this Schedule 13D, the Reporting Person has no current plans or proposals that relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s certificate of incorporation or bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right to formulate other plans or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in (a) through (j) above. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

The information set forth in Items 2, 5 and 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

(a) As of March 18, 2022, the Reporting Person may be deemed to beneficially own an aggregate of 11,683,558 shares of Class A common stock, representing approximately 10.1% of the outstanding shares of Class A common stock, and consisting of 8,914,303 shares of Class A common stock, 1,442,043 shares of Class A common stock issuable upon exercise of options and 22,026 shares of Class A common stock issuable upon vesting of restricted stock units owned directly by the Reporting Person, 952,593 shares of Class A common stock held in the Family Trust and 352,593 shares of Class A common stock held in the GRAT Trust. 1,442,043 options to purchase shares of Class A common stock are exercisable as of March 18, 2022.

(b) As of March 18, 2022, the Reporting Person has:

•	sole power to vote or direct the vote of 10,378,372 shares of Class A common stock;

•	shared power to vote or direct the vote of 1,305,186 shares of Class A common stock;

•	sole power to dispose or direct the disposition of 10,378,372 shares of Class A common stock;

•	shared power to dispose or direct the disposition of 1,305,186 shares of Class A common stock.

(c) On January 31, 2022, 22,027 restricted stock units vested and were settled in 22,027 shares of Class A common stock. On February 1, 2022, the Reporting Person sold 9,769 shares of Class A common stock at a price of $2.06 per share. This sale of shares was effected pursuant to a Rule 10b5-1 instruction solely with the intent to cover withholding taxes in connection with the settlement of restricted stock units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2022	Michael W. Bor

	By:	/s/ Michael W. Bor
	Name:	Michael W. Bor